     As filed with the Securities and Exchange Commission on November 26, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Rogue Wave Software, Inc.
(Name of Subject Company (Issuer))

Quovadx, Inc.
Chess Acquisition Corporation
a wholly owned subsidiary of Quovadx, Inc.
(Names of Filing Persons)
(Offerors)

COMMON STOCK,
$ 0.01 PAR VALUE
(Title of Class of Securities)
141726109
(CUSIP Number of Class of Securities)

Linda K. Wackwitz, Esq.
Executive Vice President
and General Counsel
Quovadx, Inc.
6400 S. Fiddler’s Green Circle,
Suite 1000
Englewood, Colorado 80111
(303) 488-2019
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

with a copy to
Arthur F. Schneiderman, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.
Item 13. Information Required by Schedule 13e-3.
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on November 12, 2003, relating to the offer by Chess Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Quovadx, Inc., a Delaware corporation (“Quovadx”), to exchange all of the outstanding shares of common stock, $0.001 par value per share (“Shares”), of Rogue Wave Software, Inc., a Delaware corporation (the “Company) for 0.5292 shares of the common stock of Quovadx (the “Quovadx Shares”) and cash in the amount of $4.09 per Share upon the terms and subject to the conditions described in the Prospectus filed by Quovadx on November 12, 2003 and the related Letter of Transmittal.

     The offer is made pursuant to an Agreement and Plan of Merger, dated November 3, 2003, by and among Quovadx, Purchaser and the Company which contemplates the merger of Purchaser with and into the Company (the “Merger”). Quovadx has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the Quovadx Shares to be issued to the stockholders of the Company in the offer and the Merger (the “Registration Statement”). The terms and conditions of the offer and the Merger are set forth in the prospectus that is part of the Registration Statement (the “Prospectus”) a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (as they may be amended and supplemented from time to time, together constitute the “Offer”).

     All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to items 1 through and including 11 of the Schedule TO, except as otherwise set forth below.

The Schedule TO is hereby amended to add the following:

“This Schedule TO and other documents to which we refer you contain “forward-looking statements” concerning non-historical facts or matters that are subject to risks and uncertainties. These forward-looking statements may be preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “projections,” “estimates,” “may,” “will,” “should,” “could” or similar expressions. These forward-looking statements represent Quovadx’s expectations or beliefs concerning future events, many of which are outside of Quovadx’s control. Many possible events or factors could affect the actual financial results and performance of Quovadx and Rogue Wave before the transaction and of the combined company after the transaction, and these factors or events could cause those results or performance to differ significantly from those expressed in Quovadx’s forward-looking statements. Note that the Private Securities Litigation Reform Act of 1995 does not apply to statements to the extent made in connection with a tender offer.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     For the purposes of the Schedule TO, the first sentence of the sixth paragraph on page 35 of the Registration Statement is hereby amended in its entirety to read:

“On October 10, 2003, First Albany, via telephone conference call, provided an update on the discussions with Rogue Wave to the Quovadx board of directors, including members of the acquisition committee.”

     For the purposes of the Schedule TO, the third sentence of the eighth paragraph on page 35 of the Registration Statement is hereby amended in its entirety to read:

“From October 21, 2003 through October 27, 2003, representatives of First Albany and Bryant Park Capital held discussions regarding the Quovadx proposal and the potential terms and conditions of a potential transaction between Quovadx and Rogue Wave, including the structure of the proposed transaction as an exchange offer to all Rogue Wave common stock holders to be followed by a back-end merger paying the same consideration per share, the conditions to consummation of the exchange offer, and non-solicitation and termination fee provisions.”

     For the purposes of the Schedule TO, the ninth paragraph on page 35 of the Registration Statement is hereby amended in its entirety to read:

“On October 22, 2003, at the request of the Rogue Wave board of directors, representatives of Bryant Park Capital conveyed to First Albany that, in light of the year-end results of Rogue Wave, which surpassed Rogue Wave’s revenue and earnings guidance for the year and reflected three consecutive quarters of profitability and net income of $1.5 million or $0.15 per basic and diluted share (compared to a net loss in 2002), the current offer price was inadequate and Quovadx should consider increasing the consideration.”

     For the purposes of the Schedule TO, the third and fifth sentences of the last paragraph on page 36 of the Registration Statement (which carries over onto page 37 of the Registration Statement) are hereby deleted in their entirety.

     For the purposes of the Schedule TO, the fifth full paragraph on page 36 of the Registration Statement is hereby amended in its entirety to read:

“From October 28, 2003 through November 1, 2003, Quovadx, Rogue Wave and their respective legal advisors, Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Faegre & Benson, negotiated the merger agreement, including the representations and warranties of the parties, the non-solicitation provisions and the conditions to Quovadx’s obligation to consummate the offer, and related agreements, and conducted legal due diligence with respect to the other company.”

Item 7. Source and Amount of Funds or Other Consideration

     For the purposes of the Schedule TO, the first sentence in the Section entitled “Source and Amount of Funds” on page 54 of the Registration Statement is hereby amended in its entirety to read:

“The total amount of funds required by Chess Acquisition Corporation to consummate the offer and the merger is estimated to be approximately $50 million (assuming all options are exercised), and the amount of funds required to pay related fees and expenses is estimated to be approximately $3.7 million.”

Item 12. Exhibits.

     The following are attached as exhibits to this Schedule TO:

Exhibit
Number	Exhibit Description

(a)(1)*	Prospectus relating to Quovadx Shares to be issued in the Offer and the Merger (incorporated by reference from Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(a)(2)*	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(a)(3)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(a)(4)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(a)(5)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(a)(6)*	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.5 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(a)(7)*	Press release issued by Quovadx on November 4, 2003 (incorporated by reference to Form 425 filed by Quovadx on November 4, 2003)

(a)(8)	Joint press release issued by Quovadx and the Company on November 12, 2003 (incorporated by reference to Form 425 filed by Quovadx on November 12, 2003).

(a)(9)	Transcript from presentation by Quovadx management at Instream Partners Conference on November 11, 2003, in San Francisco, California (incorporated by reference to Form 425 filed by Quovadx on November 13, 2003).

(a)(10)	Presentation materials used by Quovadx management at Instream Partners Conference on November 11, 2003, in San Francisco, California (incorporated by reference to Form 425 filed by Quovadx on November 13, 2003).

(a)(11)	Joint communication to Company customers from the Company and Quovadx dated November 25, 2003 (incorporated by reference to Form 425 filed by Quovadx on November 25, 2003).

(d)(1)*	Agreement and Plan of Merger, dated as of November 3, 2003, by and among Quovadx, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(d)(2)*	Form of Tender and Voting Agreements, by and among Quovadx and certain stockholders of the Company (incorporated by reference to Exhibit 2.2 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(d)(3)*	Form of Affiliate Agreements, by and among Quovadx and certain stockholders of the Company (incorporated by reference to Exhibit 2.3 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(g)	None.

(h)	None.

*	Previously filed.

Item 13. Information Required by Schedule 13e-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Quovadx, Inc.

By:	/s/ Lorine R. Sweeney

Name: Lorine R. Sweeney
Title: President and Chief Executive Officer

Chess Acquisition Corporation

By:	/s/ Lorine R. Sweeney

Name: Lorine R. Sweeney
Title: President

Date: November 26, 2003

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

(a)(1)*	Prospectus relating to Quovadx Shares to be issued in the Offer and the Merger (incorporated by reference from Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(a)(2)*	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(a)(3)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(a)(4)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(a)(5)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(a)(6)*	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.5 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(a)(7)*	Press release issued by Quovadx on November 4, 2003 (incorporated by reference to Form 425 filed by Quovadx on November 4, 2003)

(a)(8)	Joint press release issued by Quovadx and the Company on November 12, 2003 (incorporated by reference to Form 425 filed by Quovadx on November 12, 2003).

(a)(9)	Transcript from presentation by Quovadx management at Instream Partners Conference on November 11, 2003, in San Francisco, California (incorporated by reference to Form 425 filed by Quovadx on November 13, 2003).

(a)(10)	Presentation materials used by Quovadx management at Instream Partners Conference on November 11, 2003, in San Francisco, California (incorporated by reference to Form 425 filed by Quovadx on November 13, 2003).

(a)(11)	Joint communication to Company customers from the Company and Quovadx dated November 25, 2003 (incorporated by reference to Form 425 filed by Quovadx on November 25, 2003).

(d)(1)*	Agreement and Plan of Merger, dated as of November 3, 2003, by and among Quovadx, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(d)(2)*	Form of Tender and Voting Agreements, by and among Quovadx and certain stockholders of the Company (incorporated by reference to Exhibit 2.2 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(d)(3)*	Form of Affiliate Agreements, by and among Quovadx and certain stockholders of the Company (incorporated by reference to Exhibit 2.3 to Quovadx’s Registration Statement on Form S-4 filed on November 12, 2003)

(g)	None.

(h)	None.

*	Previously filed.